                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                    Form 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of May, 2002

                        Commission File Number 000-29103


                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)


                                 Not Applicable
                 (Translation of registrant's name into English)


                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)
                               5 Yishun Street 23
                                Singapore 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.



                      Form 20-F [X]   Form 40-F [ ]


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission
                                pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]        No  [X]


                   If "Yes" is marked, indicate below the file
      number assigned to the registrant in connection with Rule 12g3-2(b).
                                Not applicable.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                ST ASSEMBLY TEST SERVICES LTD

                                                By:


                                                /s/ Tan Lay Koon
                                                -------------------------------
                                                Name  :Tan Lay Koon
                                                Title :Chief Financial Officer
                                                Date  :3 May, 2002

                      ST ASSEMBLY TEST SERVICES LTD (STATS)

             NOTICE OF OFFICER'S CHANGE IN INTEREST IN STATS SHARES



Name of Officer                          : Chan Kok Yong
                                           -------------------------------------

Date of notice to STATS                  : 2 May 2002
                                           -------------------------------------

Date of change of shareholding           : 2 May 2002
                                           -------------------------------------

Name of registered holder                : Chan Kok Yong
                                           -------------------------------------

Circumstances giving rise to change      : Exercise of options to subscribe for
                                           shares granted under the STATS Share
                                           Option Plan 1999
                                           -------------------------------------

Number of shares of the change           : 180,600
                                           -------------------------------------

Percentage of issued share capital*      : 0.02%
                                           -------------------------------------

Consideration per share                  : S$1.592
                                           -------------------------------------


--------------------------------------------------------------------------------
SUMMARY TABLE                                BEFORE CHANGE         AFTER CHANGE
--------------------------------------------------------------------------------
Number of shares                                 2,000               182,600
--------------------------------------------------------------------------------
Percentage of issued share capital*                  0                  0.02%
--------------------------------------------------------------------------------

----------
*    Based on 991,451,935 ordinary shares par value S$0.25 of STATS as of 2 May
     2002.


Information declared by:-


/s/ Chan Kok Yong
-------------------------------------
Name: Chan Kok Yong

Designation: Executive Vice President

Date: 2 May 2002